                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            -------------------------

                                (AMENDMENT NO. 3)

                           BERLITZ INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                               BENESSE CORPORATION
                      BENESSE HOLDINGS INTERNATIONAL, INC.
                       (Name of Filing Persons (Offerors))

                           BERLITZ INTERNATIONAL, INC.
                        (Name of Filing Person (Issuer))

                                SOICHIRO FUKUTAKE
                     (Name of Filing Person (Other Person))

                          COMMON STOCK, PAR VALUE $.10
                           (Title Class of Securities)

                                   08490010-9
                      (CUSIP Number of Class of Securities)

                               MR. KAZUO YAMAKAWA
                               BENESSE CORPORATION
                         3-7-17 MINAMIGATA, OKAYAMA-SHI
                                 700-8686 JAPAN
                                (81)(86) 221-5215

      (Name, Address and Telephone Numbers of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

 MARILYN SELBY OKOSHI, ESQ.                   DAVID K. LAKHDHIR, ESQ.
      COUDERT BROTHERS                PAUL, WEISS, RIFKIND, WHARTON & GARRISON
 1114 AVENUE OF THE AMERICAS                1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-7703                 NEW YORK, NY 10019-6064
  TELEPHONE: (212) 626-4400                  TELEPHONE: (212) 373-3000

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction Valuation*                              Amount of Filing Fee*
-------------------------------------------------------------------------------
    $ 33,834,271                                         $ 6,766.85
-------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,333,398 shares of common stock, par value $.10 per share (the "Shares"), being all the outstanding Shares as of March 13, 2001 less the number of Shares already owned by Benesse Holdings International, Inc., Benesse Corporation and Mr. Soichiro Fukutake, at a price of $14.50 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:........................ $ 6,766.85
Form or Registration No.: ..................... SCHEDULE TO

Filing Party:....................................... Benesse Corporation and Benesse Holdings International, Inc.
Date Filed:......................................... April 6, 2001

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[X] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO dated April 6, 2001 (as amended and supplemented, the "Schedule TO") relating to the offer by Benesse Holdings International, Inc. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of Benesse Corporation, a corporation organized under the laws of Japan ("Parent"), to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Berlitz International, Inc. ("Berlitz") (other than those Shares held by Purchaser, Parent and Mr. Soichiro Fukutake, the President of Parent and the Chairman of Purchaser), at a price of $14.50 per share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal"), copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively.

         All capitalized terms used in this Amendment shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. The item numbers below correspond to the instructions to Schedule TO.

ITEMS 1. AND 4.

         Items 1 and 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

         On May 8, 2001, Purchaser and Parent extended the Offer until 5:00 p.m., New York City time, on Tuesday, May 15, 2001. The full text of the press release issued by Purchaser and Parent on May 9, 2001, announcing the extension of the Offer is filed as Exhibit (a)(13) hereto.

ITEM 11. ADDITIONAL INFORMATION.

         The full text of the press release issued by Purchaser and Parent on May 9, 2001, announcing the extension of the Offer is attached as Exhibit
(a)(13) hereto.

         Based upon a report from the Depositary, as of 12:00 midnight, New York City time, on May 8, 2001, the total number of Shares deposited and not withdrawn was 495,730, which together with the Shares already owned by Parent, Purchaser and Mr. Fukutake represent approximately 80.8% of the outstanding Shares.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

         Exhibit (a)(13) Text of press release issued by Parent and Purchaser on May 9, 2001.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           SCHEDULE TO AND SCHEDULE 13E-3

                                           BENESSE CORPORATION


                                           By:  /s/ Soichiro Fukutake
                                                -------------------------------
                                                Name:   Soichiro Fukutake
                                                Title:  President



                                           BENESSE HOLDINGS INTERNATIONAL, INC.


                                           By:  /s/ Soichiro Fukutake
                                                -------------------------------
                                                Name:   Soichiro Fukutake
                                                Title:  Chairman



                                           SCHEDULE 13E-3 ONLY

                                           SOICHIRO FUKUTAKE


                                           /s/ Soichiro Fukutake
                                          -------------------------------------
                                           Soichiro Fukutake



                                           SCHEDULE 13E-3 ONLY

                                           BERLITZ INTERNATIONAL, INC.


                                           By:  /s/ Ronald Stark
                                                -------------------------------
                                                Name:   Ronald Stark
                                                Title:  Vice President, Finance





Dated: May 9, 2001



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                                  EXHIBIT INDEX

The following item is hereby added to the Exhibit Index:

(a)(13)  Text of press release issued by Parent and Purchaser on May 9, 2001.